Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, First American Financial Corporation (“First American,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.00001 per share (the “common stock”).

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 300,000,000 shares of common stock and 500,000 shares of preferred stock, $0.00001 par value per share. No shares of preferred stock are currently outstanding.

The principal stock exchange on which our common stock is listed is the New York Stock Exchange under the symbol “FAF.” All outstanding shares of common stock are validly issued, fully paid and nonassessable.

The following description of the terms of our common stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation (“certificate of incorporation”), and our bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters on which stockholders generally are entitled to vote. However, except as otherwise required by law, holders of common stock are not entitled to vote on any amendment to our certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of an outstanding series of preferred stock if the holders of the affected series are entitled to vote on the amendment. Pursuant to our amended and restated certificate of incorporation, common stockholders will not be entitled to cumulative voting in the election of directors.

Subject to the rights, if any, of the holders of our preferred stock, holders of our common stock are entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. If we liquidate, dissolve or wind up our affairs, common stockholders are entitled to share proportionately in the assets available for distribution to them.

Holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

Our board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors is able, without any vote or action by the stockholders, to increase or decrease the number of shares of any series of preferred stock and to fix the dividend rate, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations of the series.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws could make an acquisition of First American more difficult. These provisions could delay or discourage some transactions involving an actual or potential change in control of First American or our management and may limit the ability of

Exhibit 4.1

our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests.

Delaware Anti-takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	prior to such date, the board of directors approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder”;

•

upon consummation of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85 percent of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (i) officers who are also directors and (ii) certain other stockholders; or

•

on or subsequent to such date, the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock that is not owned by the “interested stockholder.”

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15 percent or more of a corporation’s voting stock.

Special Meetings of Stockholders. Under our certificate of incorporation and subject to the rights of holders of our preferred stock, if any, only the board of directors, the chairman of the board of directors or the Chief Executive Officer with the concurrence of a majority of the board of directors may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. A stockholder who wants to make a stockholder proposal or nominate a candidate for election as director must comply with certain advance notice procedures set forth in our bylaws. The stockholder must provide the corporate secretary with notice of the proposal or nomination not later than the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary of the preceding year’s annual meeting. The notice also must contain certain required information about the stockholder and the proposal.

Prohibition of Stockholder Action by Written Consent. Our certificate of incorporation does not permit stockholders to act by written consent without a meeting.

Staggered Board; Election and Removal of Directors. Our board of directors is divided into three classes, each serving staggered three-year terms. As a result, only a portion of our board of directors is elected each year. Subject to the rights of holders of any preferred stock we may issue in the future and unless otherwise provided by law, the board of directors has the exclusive right to fill vacancies on the board. Except for additional directors elected by holders of preferred stock, directors may be removed only for cause and only with the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of outstanding shares of our capital stock.

Undesignated Preferred Stock. The authorization of undesignated preferred stock enables the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences.

Amendment of Provisions in the Certificate of Incorporation. Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of outstanding shares of our capital stock in order to amend certain provisions of our certificate of incorporation, including provisions concerning:

•	election, structure and powers of the board of directors;
•	prohibition of stockholder action by written consent;

Exhibit 4.1

•	special meetings of the stockholders;
•	personal liability of directors to us and our stockholders; and
•	amendment of the certificate of incorporation.

Amendment of Provisions in the Bylaws. Our bylaws require the affirmative vote of the holders of at least 66 2/3 percent of the total voting power of outstanding shares of our capital stock in order to amend any provision of our bylaws. However, our bylaws grant our board of directors the authority to amend our bylaws without a stockholder vote.

Forum Selection Provision

Our bylaws provide that unless First American otherwise consents in writing, the sole and exclusive forum for any stockholder to bring: (a) any derivative action or proceeding brought on behalf of First American, (b) any action asserting a claim of breach of a fiduciary duty to First American or First American’s stockholders, (c) any action asserting a claim arising pursuant to any provisions of the Delaware General Corporation Law or First American’s certificate of incorporation or bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).